UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2020
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Second Quarter Business Update

The management of Nomad Foods Limited (the “Company”) will be participating in the dbAccess Virtual Global Consumer Conference on June 10, 2020 (the “Conference”). In connection with its participation in the Conference, the Company issued a press release which is furnished as Exhibit 99.1 to this Report on Form 6-K. The press release includes estimated organic revenue growth for the first two months of the second quarter of 2020 and guidance with respect to organic revenue growth for the full second quarter of 2020.

The financial information set forth in Exhibit 99.1 to this Report reflects the Company’s current preliminary estimates for the first two months of the second quarter of 2020 and is subject to change. Exhibit 99.1 to this Report also contains forward-looking information with respect to the Company’s expected organic revenue growth for the full second quarter of 2020. The Company’s actual financial results for the first two months of the second quarter of 2020 could differ materially from the preliminary estimates provided in Exhibit 99.1 to this Report as a result of the completion of quarterly closing procedures, final adjustments, or other developments arising between now and the time that the Company’s financial results for the second quarter of 2020 are finalized. The Company cautions that its results for the first two months of the second quarter of 2020 may not be indicative of results for future periods.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: June 9, 2020

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on June 9, 2020